SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement of Executive Director and Chairman, dated March 21, 2019
2.1	2018 Announcement of Annual Results, dated March 21, 2019
3.1	List of Directors and Their Roles and Functions, dated March 21, 2019
4.1

Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2018 Final Dividend, dated March 21, 2019

5.1	Terms of Reference of the Audit Committee, dated March 21, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

2

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 22, 2019	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHAIRMAN

Reference is made to the announcement dated 4 March 2019 of China Mobile Limited (the “Company”) in which the Company announced, among others, the resignation of Mr. Shang Bing as an Executive Director and the Chairman of the Company with effect from 4 March 2019.

The Board of Directors (the “Board”) of the Company is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Yang Jie has been appointed as an Executive Director and the Chairman of the Company with effect from 21 March 2019.

Mr. Yang Jie, age 56, is currently the Chairman and Secretary of the CPC Committee of China Mobile Communications Group Co., Ltd., the ultimate controlling shareholder of the Company, and a Director and the Chairman of China Mobile Communication Company Limited. Mr. Yang formerly served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of former China Telecommunications Corporation, President and Chairman of China Telecommunications Corporation, and President and Chief Operating Officer, Chairman and Chief Executive Officer of China Telecom Corporation Limited. Mr. Yang graduated from the Beijing University of Posts and Telecommunications majoring in radio engineering in 1984 and obtained a doctorate degree in business administration from the ESC Rennes School of Business in 2008. Mr. Yang is a professor-level senior engineer with extensive experience in management and telecommunications industry.

The Company has not entered into any service contract with Mr. Yang Jie which provides for a specified length of service. Mr. Yang will retire at the next annual general meeting of the Company and then be eligible for re-election and thereafter Mr. Yang will be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, Mr. Yang will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Yang has been determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Yang has voluntarily waived his annual director’s fee of HK$180,000.

The Board firmly believes that, with Mr. Yang as its Chairman, the Company will further reinforce its development based on its existing solid foundation. The Company takes this opportunity to welcome him as a member of the Board.

Save as disclosed above, Mr. Yang Jie does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Yang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Yang Jie that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 21 March 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2018 ANNOUNCEMENT OF ANNUAL RESULTS

•Operating revenue[1] was RMB736.8 billion, up by 1.8%, of which revenue from telecommunications services was RMB670.9 billion, up by 3.7%
•EBITDA[2] was RMB275.5 billion, up by 1.9%
•Profit attributable to equity shareholders was RMB117.8 billion, up by 3.1%
•Total number of mobile customers was 925 million, representing a net addition of 37.87 million
•Total number of wireline broadband customers was 157 million, representing a net addition of 44.00 million

•A final dividend of HK$1.391 per share was proposed; together with an interim dividend of HK$1.826 per share already paid, total dividend for 2018 amounted to HK$3.217 per share. Dividend payout ratio increased to 49%

[1]

All revenue growth figures contained in this announcement are derived on a comparable basis after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of last year pursuant to a static calculation.

[2]

The Company defines EBITDA as profit for the year before taxation, income from investments accounted for using the equity method, finance costs, interest and other income, other gains, depreciation and amortization of other intangible assets.

OPERATING CHAIRMAN’S STATEMENT

Dear Shareholders,

2018 was a challenging year for telecommunications operators. Competition amongst peers changed in characteristics as products and services have become homogenized while cross-sector challenges have intensified. The value of traditional telecommunications business rapidly diminished, coupled with multiple challenges from a complex and rapidly-changing policy environment. In order to counter market competition, overcome the major obstacles in the ongoing reforms and enhance management, we continued to encourage everyone across the Company to take the “Big Connectivity” strategy even further and implement the integrated development of the “four growth engines”. Our concerted efforts and hard work have seen tangible results as we have established a clear direction of development for ourselves, delivering stable and healthy growth in operating results and continuously enhancing long-term sustainability. The combination of these hard-earned achievements is the foundation for our strength in the future.

Operating Results

China Mobile recorded operating revenue of RMB736.8 billion for the 2018 financial year, up by 1.8% compared to 2017. Amongst which, telecommunications services revenue amounted to RMB670.9 billion, or growth of 3.7% year-on-year. The structure of the “four growth engines” continued to improve, where the respective proportions of revenues from household, corporate and emerging businesses to the Company’s total revenue have increased. Total number of connections reached 1.633 billion, amongst which, 925 million were mobile connections. The number of wireline broadband connections leapt to 157 million with a robust expansion of connection scale. The Company also had an industry-leading number of IoT (Internet of Things) smart connections totalling 551 million.

Our main focus in 2018 was on further reducing costs and increasing efficiency, and our efforts yielded favourable results with a reduction in unit cost. Profit attributable to equity shareholders reached RMB117.8 billion, or RMB5.75 per share and an increase of 3.1% year-on-year, aligning our profitability over the years with the top operators internationally.

The Board recommends a final dividend payment of HK$1.391 per share for the year ended 31 December 2018. Together with the interim dividend payment of HK$1.826 per share, the total dividend payment for the 2018 financial year increased by 0.4% year-on year and amounted to HK$3.217 per share. Full-year dividend payout ratio increased to 49%.

Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio in 2019 and strive to create greater value for shareholders.

The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and create favourable returns for our shareholders.

Business Transformation Yielding Significant Results

We have furthered the integrated development of the “four growth engines” by maintaining our leadership in the personal mobile market while expanding our household, corporate and emerging businesses. This has resulted in an effective enhancement to our business structure and a shift of revenue growth streams.

Faced with ever-escalating peer competition in the personal mobile market, we have moved swiftly to adjust our business strategy and seized the initiative to optimize our product portfolio. We have launched precision marketing initiatives and streamlined our service and management mechanisms, which resulted in enhanced customer satisfaction and business momentum. We maintained our market leadership with the market shares in terms of 4G customer net addition and data traffic increasing to about 50% in the fourth quarter of 2018. The total number of 4G customers reached 713 million in 2018, amongst whom 380 million were VoLTE (Voice over LTE) customers. Total handset data traffic increased by 182.1% year-on-year and in December 2018 4G DOU (average handset data traffic per user per month) stood at 6.6 GB. Mobile ARPU (average revenue per user) reached an industry-leading level of RMB53.1.

We put a special focus on enhancing quality, speed and value for customers and furthering the development of our digital household business as we strive to cement ourselves as the recognized premium broadband provider. Our efforts have fuelled strong growth momentum in the household market. With a net increase of 37.42 million, the number of household broadband customers totalled 147 million and accounted for a market share of 41.5%. The number of customers for our digital set-top box “Mobaihe” reached 96.81 million, or a penetration rate of 65.9% in the household market. Household broadband blended ARPU reached RMB34.4, up by 3.2% year-on-year.

The Company focused on the key sectors we had identified to develop our corporate business at the same time as being mindful of the massive addressable market from informatization. This strategy has greatly strengthened our competitiveness in the market. The number of corporate customers increased to 7.18 million, or year-on-year growth of 19.2%, bringing a 2.2 percentage point increase to our revenue market share in corporate telecommunications and informatization services, which stood at 38.5%. In order to grow our business by extending into verticals, we stepped up our business development efforts across major markets, broadening our one-stop service offering. In 2018, we had 11 industry applications that generated individual annual revenue of more than RMB100 million.

Our innovative operating model has assisted us to capitalize on emerging business opportunities by focusing on key products and achieving growth through high scalability. We have recorded a net addition of 322 million in IoT smart connections, boosting the total number of connections to 551 million. In some provinces and cities across China, the number of machine-to-machine connections has exceeded that of human-to-human connections. In addition, “MIGU Video” achieved year-on-year revenue growth of 21.7%. A viewership of more than 4.3 billion was recorded for matches broadcasted on “MIGU Video” during the FIFA World Cup. Revenue of “MIGU Reading” exceeded RMB2.3 billion while the transaction value of our mobile payment business “and-Wallet” exceeded RMB2.5 trillion.

Ongoing Enhancement to Sustainability

The long-term development of the Company depends on our ability to draw on our established core strengths. Therefore, we placed great importance on upgrading our network infrastructure, enhancing innovative technology and boosting our research and development capability. The furtherance of open collaboration and internal reforms is also key to our sustainable growth.

Our network coverage and quality continued to improve, with the number of 4G base stations increasing to 2.41 million. To effectively respond to the fast-growing demands for 4G handset data traffic, we have built a network covering more than 97.8% of all administrative villages in China. Continuous coverage of our NB-IoT (Narrow band-Internet of Things) network has been extended to reach areas at township level and above across China. All our household broadband services are equipped with access capability of 100Mbps or above. We have also enhanced customer perception by the more efficient deployment of CDN (Content Delivery Network) edge nodes. Buoyed by our ongoing work to lay international submarine cables, cross-border terrestrial cables and PoPs (Points of Presence), we managed to achieve significant enhancements to our network capabilities, which is central to the progressive formulation of our international network comprising Information Highway (connectivity resources), Information Station (PoPs) and Information Island (data centres).

Research on key technologies and technology standards has yielded encouraging developments. We led the formulation of 5G architecture standards and contributed a large number of proposals on R15 standard setting, which in this aspect put us ahead of other global telecommunications operators. The Company also served important roles in a number of international organizations for standard formulation, which have increased our influence in international information and communications discourse. We have steadily pushed ahead on network evolution and upgrade, and are proactively conducting tests on the 5G network and trials on 5G business applications. We accelerated the development of NFV (Network Function Virtualization) and SDN (Software Defined Networking) and put our virtualized NB-IoT core network into commercial use. We have actively built out the infrastructure for “5G+ edge computing” smart connection and continued to drive the application of our new technologies such as cloud computing, big data and artificial intelligence on a large scale.

We continued to promote open collaboration with other industry participants. Initiatives have included furthering the roll-out of the “1-3-9 Collaborative Plan” to drive the development of one new network, three industry alliances and nine capability applications. The capability sharing platform, which was part of this collaboration initiative, was recognized as a national model of shared economy platform in China. The capability applications on the platform were deployed more than 800 billion times cumulatively while more than 300,000 other applications were incubated on it. In order to achieve synergy across industries, we have made equity investments to enable collaborative development. We have initiated the 5G Joint Innovation Industry Fund to facilitate end-to-end 5G industry adoption. We have made favorable progress in a number of strategic co-operations with local governments and large corporations to develop innovative 5G applications. This has included “5G+ High Definition Videos”, and applications for key verticals such as transportation and healthcare.

Further reforms have also produced positive results such as centralized IT systems. We have taken steps to consolidate our IT capabilities and seen a clear improvement in the response rate for IT support across the network. We have established three industrial research institutes in Shanghai, Xiong’an New Area in Hebei Province and Chengdu in Sichuan Province to promote professional operations in businesses such as e-commerce and location services, further streamlining the organizational structure relating to our digital services. We have established centralized operation centres, developed a multi-layer online and offline marketing system, and launched an all-round innovative shared service model, all of which have enhanced our management structure and operating efficiency. Reforms have also been extended to and sped up in our subsidiaries, three of which – MIGU Co., Ltd., China Mobile Group Device Co., Ltd. and China Mobile Online Services Co., Ltd. – were selected by China’s State-owned Assets Supervision and Administration Commission following its initiative of implementing state-owned enterprise reforms in certain selected subsidiaries of central enterprises and local state-owned backbone enterprises (the “Double-hundred Action”).

Corporate Governance

We always uphold the principles of integrity, transparency, openness and efficiency and fully complied with all applicable listing rules to ensure good corporate governance.

We have been enhancing the composition of our Board membership, ensuring diversity and fully leveraging the experience and expertise of our independent non-executive directors, so as to introduce ongoing improvements to our governance structure and decision-making mechanisms.

Throughout the Company there is a commitment to enhancing compliance management and ensuring best practices in our daily operations through initiatives such as the “Safeguarding Compliance” programme. We further reinforced the legal accountability of the first responsible persons as we improve our regulatory system to ensure that the Company complies with the law.

We are dedicated to enhancing our risk and internal control systems, increasing the level of competence in risk detection and management. Further strengthening the supervision over key issues and critical areas, such as procurement and capital deployment, allows us to more effectively mitigate business risks and close any gaps in our business management processes as we strive for sustainable and quality operations.

Social Responsibility and Accolades

During 2018 the Company made a substantial effort to fulfil our social responsibility, making use of our expertise to satisfy more people’s needs as they pursue a better life.

To play our part in narrowing the digital divide and alleviating poverty, we continuously improved mobile telecommunications and broadband networks in villages and remote areas of China. As of the end of 2018, we have covered a total of 546,000 administrative villages with 4G services and 417,000 administrative villages with wireline broadband services. At the same time, we have proactively launched tariff concession plans in targeted poverty-alleviation efforts for people in need. Our proprietary Targeted Poverty Alleviation System (TPAS) won the top prize under the E-government action line at the 2018 World Summit on the Information Society (WSIS). As of the end of 2018, the system has been adopted by 71 cities and counties in 14 provinces across China, covering 8.11 million disadvantaged individuals.

The Company has successfully completed 4,899 emergency communications missions in 2018, participating in coordinated disaster and emergency rescue efforts and ensuring uninterrupted communications during major incidents. We have taken the initiative to combat evolving telecommunications frauds and cybercrime in order to create a healthy and safe industry environment. To protect our customers’ privacy, we launched various services such as “and-Multiples” (a service feature allowing an individual customer to have multiple numbers on one SIM card) and “Intermediate Number” (a service feature “encrypting” the numbers of two parties during business transactions).

In terms of energy saving and emissions reduction, we continued to implement the “Green Action Plan” to reduce our carbon footprint. During the year, the overall energy consumption per unit of information flow further reduced by 57% compared to that of 2017. We advocated environmental protection among our suppliers, with the rate of eco-friendly packaging usage on new devices extending to 67%. China Mobile is the only company from Mainland China to be included in the CDP (Carbon Disclosure Project) managed global Climate A List for three consecutive years.

Across the Company charitable projects were undertaken to help people in need. The “Blue Dream” education project has provided professional training for 115,782 primary and secondary school principals cumulatively in rural villages across Central and Western China. The “Heart Caring” campaign, since its inception, has sponsored the surgery of 5,358 impoverished children with congenital heart disease. This campaign won the “Outstanding Philanthropy Programme” award at the 10th China Philanthropy Awards. The “MIGU Run” philanthropy platform established by China Mobile’s innovative business unit has attracted participation from 4.5 million people to date.

Our achievements have received wide recognition. To name a few, we were a Platinum Award winner at The Asset Corporate Awards 2018 and received Asia’s Icon on Corporate Governance award and Asia’s Best Investor Relations Company award from Corporate Governance Asia. We were top of the list of CSR Development Index – China’s Top 100 Firms in Ten Years (2009-2018) in the Research Report on Corporate Social Responsibility released by the Chinese Academy of Social Sciences.

Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings in 2018.

Regulatory Policies

In 2018, in response to the government’s “speed upgrade and tariff reduction” requirements, we have completely cancelled domestic data “roaming” tariffs while lowering the tariffs for handset data, household broadband and dedicated corporate Internet access. This has brought benefit to a cumulative total of 1.93 billion customer engagements and 2.888 million small and medium-sized enterprises. As a result of the wider application of new technologies, we have managed to continuously reduce network costs which, in turn, enabled us to provide quality and value-for-money information services to more customers. We were able to effectively balance the requirements of “reducing tariffs” by increasing usage volume and maintaining value with the adoption of innovative operating models as well as enriching our product portfolio to scale up the level of sales despite a smaller profit margin.

To promote the development of “Internet+” and “Digital China”, the Chinese government has decided to continue to impose the “speed upgrade and tariff reduction” requirements in 2019. This year will also see the pilot launch of gigabyte broadband connections in urban areas and reforms undertaken to upgrade long-distance education and healthcare networks. The authorities will also drive an upgrade in capacity for mobile network base stations. Broadband tariffs for small and medium enterprises will further reduce by 15% on average while tariffs for handset data will similarly see average reductions of at least 20%. Mobile Number Portability will also be implemented across the country. China Mobile will continue to implement the “speed upgrade and tariff reduction” regulatory requirements, and at the same time, leverage our established advantage in network quality. We will also strive to integrate further our businesses and promote product innovation. These efforts will allow us to maintain the growth momentum particularly through an acceleration in the Company’s pace of digital transformation.

Industry Reforms

The macro-economic environment and the industry landscape are currently undergoing “gear-changes” on four fronts. Overall, the economy is shifting from fast-paced expansion to high quality growth. Information and communications technology (ICT) has rapidly developed from being purely the enabling infrastructure to become a core force leading the wider economic growth. The fundamental telecommunications business is also shifting its dynamics from economies of scale to value creation by maximizing the connections and capabilities already in place. Finally, competition in the information and communications market has been changing fast. The winning factors now lie not only in the business fundamentals but also in the suite of capabilities. Against this backdrop, the Company will be presented with opportunities as well as facing challenges.

As development accelerates further, 5G will become the key infrastructure to promote economic and social digitalization. The integration and innovation in artificial intelligence and big data will continue, driving the rapid evolution of connectivity, perception and intelligent technology, which will become an omnipresent reality. The Internet will expand from a technology that focuses on individual consumption to the Internet of Industries with industrial uses at the forefront. All these factors will present us with unique opportunities at this point in time to boost connectivity scale, strengthen connectivity application and optimizse connectivity service.

The opposing force to this dynamic arises as the Company faces serious challenges related to technology upgrade and market competition. The revolutionary 5G network architecture will increase the complexity of both operations and management. Inevitably there will be some weaker parts in the industry chain and vertical application during the early stages at the very least. Business and operating models will require change. The homogenized offerings amongst competing telecommunications operators will continue to give rise to new dynamics and areas of competition. Facing this paradigm, ICT industry players equipped with broad-based technology are striving to dominate key nodes of the industrial value chain, forming a multi-faceted business landscape with players from both within the industry and cross-sector vying competitively.

The Company will seek to anticipate the new trends in the macro-environment and industry development, making pre-emptive moves to seize the new opportunities arising with the transition between economic growth drivers. We will also plan and prepare to tackle future difficulties and challenges.

Outlook for 2019

As we move into the new year, we will continue to take thoughtful actions and practical steps, and have every confidence in maintaining our strategic focus on accelerating innovation and effective operations. These efforts, together with our adherence to openness and collaboration, will lead to new competitive strengths that support our high-quality development.

First, we will further integrated development to reinforce our industry leadership. Responding to the changes in customers’ consumption behaviours and aspirations that lead to more demand, we will focus on the harmonized and balanced development of the “four growth engines”, in parallel with striving to increase revenue. We will leverage the synergy brought about by the interactions amongst our personal mobile, household, corporate and emerging businesses to reinforce customer touch points and speed up the integration of users, businesses and services. The keen focus on industry collaboration will not only lead to the creation of an integrated ecosystem with key partners from different areas such as digital content, vertical industry chains and international business, but also enable us to fully leverage the complementary strengths amongst these partners.

Secondly, we will work to reduce costs, increase efficiency and scale up efforts to exercise delicate management. Following a policy of prudent cost control and adopting flexibility in a suite of asset management tools including disposal, restructuring and revitalization of resources, we will improve our asset operation quality and optimize resource efficiency. It will be possible to significantly reduce operational and maintenance costs by fully leveraging smart technology. We will speed up the development of digital channels and shut down underperforming and ineffective physical retail outlets. We will increase internal synergies throughout the Company to enhance our centralized operational capability and accelerate our response speed. We will strengthen our capabilities in risk prevention, putting in place sound procedures and mechanisms that cultivate a culture of governance clearly in line with the rule of law.

Thirdly, we will enhance our customer service in order to obtain an industry-leading customer satisfaction rate. We will continue to strengthen customers’ perception of our 4G network, enhance our household broadband and dedicated corporate lines, and upgrade product quality to serve the changing needs of customers. We aim to build an operations and development system driven by the “four growth engines”, enhancing both the service levels to address our customers’ demands and the areas that need more attention. We will accelerate the rebranding of our “GoTone” product, making full use of its brand advantages to strengthen customer retention and maintain customer value.

Fourthly, our innovation-led strategy will drive business transformation in a systematic way. We will continue to conduct tests on the 5G network and perform trials on business applications to ensure the pre-commercial launch of 5G services this year. We aim to provide direction and leadership for 5G development, exploring suitable 5G products and business models with industry partners. To build a strong foundation for the ongoing transformation towards an intelligent network, we will speed up the pace of network upgrades and strengthen our core capabilities. The Company will expand into new retail business and strive for the large-scale development of our own branded intelligent hardware. We will build up our capabilities in key business areas and develop an open and shared innovative ecosystem. In order to realize a win-win situation, we will continue to enhance the collaborative opening-up efforts, reinforcing industrial cooperation, investment planning and international expansion.

Fifthly, deep reforms will infuse vitality into our organization and systems. The IT reform will help us centralize and optimize our overall IT capability. With regard to our digital business, we will develop solutions for verticals and build our professional operational ability in e-commerce. We will actively explore new operating models to further optimize and find innovative approaches to areas such as network maintenance and market operation. We were honoured to be selected as a showcase in developing China’s world-class corporations, and will take this opportunity to increase engagement and infuse new energy into our organization by enhancing performance-related incentive and appraisal mechanisms. The Company is committed to implementing reforms in our subsidiaries and turning them into high-potential enterprises, as part of the “Double-hundred Action”.

2019 marks the starting point of our march into an information society powered by 5G. It is also a banner year in which we strive to realize the “Big Connectivity” strategic goal. The Company is determined to live up to the tremendous trust bestowed upon us by investors and shareholders by achieving ever-stronger operating results. We will strive to achieve more than 2.0 billion connections, favourable growth in telecommunications services revenue and, on a comparable basis3, stable-to-rising growth in profit in 2019. These targets are based on the assumption that there will be no unexpected changes to the regulatory environment in 2019.

[3]

“Profit on a comparable basis” : refers to net profit after excluding the impact of the one-off gain resulting from the public listing of China Tower Corporation Limited and the new accounting standard on leasing.

Acknowledgement

I would like to take this opportunity to express my sincere gratitude to Mr. Shang Bing, who has recently retired from the role of Chairman. During his service, Mr. Shang Bing made tremendous contribution in his leadership of the Company and achieved remarkable progress, leading the Company to achieve robust growth in the 4G era while laying a solid foundation for the Company’s 5G development. On behalf of the Board, I thank Mr. Shang Bing for his unequalled legacy to China Mobile.

We would not have achieved what we have without the hard work and contribution of all our staff, the long-standing support of our customers and shareholders, partnership from all industry participants, the trust from the regulatory authorities, and the confidence bestowed upon us by members of the community. On behalf of the Board, I would like to extend my sincere thanks to all of them.

We will continue to work towards our goal of becoming the “world’s leading operator in digital innovation”, striving to build a first-tier global enterprise with international competitiveness and continuing to create greater value and returns for our shareholders, customers, staff and the wider community.

Yang Jie

Chairman

Hong Kong, 21 March 2019

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2018.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2018

(Expressed in Renminbi (“RMB”))

		2018	2017
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		670,907	668,351
Revenue from sales of products and others		65,912	72,163

		736,819	740,514

Operating expenses
Leased lines and network assets		47,470	46,336
Interconnection		20,692	21,762
Depreciation		152,545	149,780
Employee benefit and related expenses		93,939	85,513
Selling expenses		60,326	61,086
Cost of products sold		66,231	73,668
Other operating expenses	5	174,229	182,243

		615,432	620,388

Profit from operations		121,387	120,126
Other gains		2,906	2,389
Interest and other income		15,885	15,883
Finance costs		(144)	(210)
Income from investments accounted for using the equity method		13,861	9,949

Profit before taxation		153,895	148,137
Taxation	6	(35,944)	(33,723)

PROFIT FOR THE YEAR		117,951	114,414

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the six months ended 30 June 2018

(Expressed in Renminbi (“RMB”))

		2018	2017
	Note	Million	Million

PROFIT FOR THE YEAR		117,951	114,414

Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		(168)	–
Share of other comprehensive income of investments accounted for using the equity method		60	–

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		–	(5)
Currency translation differences		1,160	(735)
Share of other comprehensive income/(loss) of investments accounted for using the equity method		1,188	(1,038)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,191	112,636

Profit attributable to:
Equity shareholders of the Company		117,781	114,279
Non-controlling interests		170	135

PROFIT FOR THE YEAR		117,951	114,414

Total comprehensive income attributable to:
Equity shareholders of the Company		120,021	112,501
Non-controlling interests		170	135

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,191	112,636

Earnings per share – Basic and diluted	7	RMB5.75	RMB5.58

EBITDA (RMB Million)		275,541	270,421

Details of dividends to the equity shareholders of the Company are set out in note 8.

CONSOLIDATED BALANCE SHEET

as at 31 December 2018

(Expressed in RMB)

		As at 31 December 2018	As at 31 December 2017
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		666,496	648,029
Construction in progress		72,180	78,112
Land lease prepayments and others		27,778	28,322
Goodwill		35,343	35,343
Other intangible assets		2,620	1,721
Investments accounted for using the equity method		145,325	132,499
Deferred tax assets		29,654	33,343
Financial assets at fair value through
other comprehensive income		587	–
Available-for-sale financial assets		–	44
Restricted bank deposits		12,369	6,504
Other non-current assets		8,442	–

		1,000,794	963,917

Current assets
Inventories		8,857	10,222
Contract assets		5,022	–
Accounts receivable	9	26,540	24,153
Other receivables		39,543	31,201
Prepayments and other current assets		27,002	24,552
Amount due from ultimate holding company		570	221
Tax recoverable		1,959	1,519
Financial assets at fair value through profit or loss		76,425	–
Available-for-sale financial assets		–	65,630
Restricted bank deposits		9	691
Bank deposits		291,887	279,371
Cash and cash equivalents		57,302	120,636

		535,116	558,196

Total assets		1,535,910	1,522,113

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2018

(Expressed in RMB)

		As at 31 December 2018	As at 31 December 2017
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	10	190,847	233,169
Bills payable		3,221	3,303
Deferred revenue		63,185	85,282
Accrued expenses and other payables		195,572	190,866
Amount due to ultimate holding company		11,020	8,646
Income tax payable		10,553	8,716

		474,398	529,982

Non-current liabilities
Deferred revenue – non-current		4,881	2,888
Deferred tax liabilities		822	362

		5,703	3,250

Total liabilities		480,101	533,232

Equity
Share capital		402,130	402,130
Reserves		650,275	583,506

Total equity attributable to equity shareholders of the Company		1,052,405	985,636
Non-controlling interests		3,404	3,245

Total equity		1,055,809	988,881

Total equity and liabilities		1,535,910	1,522,113

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”),which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information relating to the years ended 31 December 2018 and 2017 included in this preliminary announcement of annual results 2018 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2018 in due course.

The Company’s auditor has reported on the financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3)of the Hong Kong Companies Ordinance (Cap. 622).

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Changes in accounting policies

The following new standards, annual improvements and interpretations are mandatory for the first time for the Group’s financial year beginning on 1 January 2018 and are applicable for the Group:

IFRS/HKFRS 9 “Financial Instruments”

IFRS/HKFRS 15 “Revenue from Contracts with Customers”

Annual Improvement to IFRSs/HKFRSs 2014-2016 cycle*

IFRIC/HK(IFRIC) – Int 22, “Foreign Currency Transactions and Advance Consideration”

*	It includes amendment to IFRS/HKFRS 12 “Disclosure of interests in other entities” which was effective on 1 January 2017 and does not have a material impact on the Group.

Amendments to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2018 do not have a material impact on the Group other than IFRS/HKFRS 9 and IFRS/HKFRS 15.

The adoption of IFRS/HKFRS 9 and IFRS/HKFRS 15 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS/HKFRS 9 and IFRS/HKFRS 15, the comparative figures have not been restated, details of which are set out below:

(a)	IFRS/HKFRS 9 “Financial Instruments”

The adoption of IFRS/HKFRS 9 mainly resulted in changes of accounting policies for recognition, classification and measurement of financial instruments and the impairment of financial assets. The overall impact on the Group’s equity as at 1 January 2018 were a decrease of RMB2,359 million of the retained profits, a decrease of RMB554 million of the PRC statutory reserves and an increase of RMB548 million of the other comprehensive income recorded in capital reserve of the Group, respectively.

(b)	IFRS/HKFRS 15 “Revenue from Contracts with Customers”

Upon the adoption of IFRS/HKFRS 15, as at 1 January 2018, the Group recognized contract assets of RMB5,654 million, net of a related impairment provision amounting to RMB303 million, and contract costs of RMB4,954 million, reduced its contract liabilities and receipts-in-advance by RMB1,167 million, respectively. Accordingly, the overall impact on the Group’s equity as at the same date were an increase of RMB7,161 million of the retained profits, and an increase of RMB1,735 million of the PRC statutory reserves, respectively.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after 1 January 2019 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

4	Operating revenue

	2018	2017
	Million	Million

Revenue from telecommunications services
Voice services	108,083	156,918
Data services	542,083	493,350
Others	20,741	18,083

	670,907	668,351

Revenue from sales of products and others	65,912	72,163

	736,819	740,514

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

Based on the static calculation of customer contracts in 2017, with the adoption of IFRS/HKFRS 15, operating revenue and revenue from telecommunications services in 2017 would have decreased by RMB16,659 million and RMB21,147 million, respectively; and revenue from sales of products and others in 2017 would have increased by RMB4,488 million.

5	Other operating expenses

	2018	2017
	Million	Million

Maintenance	54,569	55,737
Impairment loss of doubtful accounts	4,635	3,392
Write-down of inventories	155	297
Amortization of other intangible assets	1,609	515
Operating lease charges	16,102	15,151
Loss on disposal of property, plant and equipment	8	8
Write-off and impairment of property, plant and equipment	1,250	12,593
Power and utilities expenses	32,032	30,518
Operation support and research and development expenses	44,001	38,016
Auditors’ remuneration	117	122
Others (Note)	19,751	25,894

	174,229	182,243

Note:	Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.

6	Taxation

Taxation in the consolidated statement of comprehensive income represents:

		2018	2017
	Note	Million	Million

Current tax

Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(i)	34,395	36,945
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	275	260

		34,670	37,205

Deferred tax

Origination and reversal of temporary differences, net		1,274	(3,482)

		35,944	33,723

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2017: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2018. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2017: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2017: 16.5%) of the estimated assessable profits for the year ended 31 December 2018.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

7	Earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB117,781 million (2017: RMB114,279 million) and the weighted average number of 20,475,482,897 shares (2017: 20,475,482,897 shares) in issue during the year.

In 2018 and 2017, there was no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

8	Dividends

Dividends attributable to the year:

	2018	2017
	Million	Million

Ordinary interim dividend declared and paid of HK$1.826 (equivalent to approximately RMB1.540) (2017: HK$1.623 (equivalent to approximately RMB1.409)) per share	32,870	28,211
Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017	–	55,621
Ordinary final dividend proposed after the balance sheet date of HK$1.391 (equivalent to approximately RMB1.219) (2017: HK$1.582 (equivalent to approximately RMB1.322)) per share	24,955	27,077

	57,825	110,909

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.8762, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 December 2018. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2018.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

9	Accounts receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 31 December 2018	As at 31 December 2017
	Million	Million

Within 30 days	11,160	13,711
31 – 60 days	3,680	3,002
61 – 90 days	2,358	1,798
Over 90 days	9,342	5,642

	26,540	24,153

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

10	Accounts payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December 2018	As at 31 December 2017
	Million	Million

Payable in the periods below:

Within 1 month or on demand	164,081	201,429
After 1 month but within 3 months	8,902	13,086
After 3 months but within 6 months	7,349	7,660
After 6 months but within 9 months	3,411	2,761
After 9 months but within 12 months	7,104	8,233

	190,847	233,169

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31 December 2018. Based on the review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31 December 2018.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2018, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’s LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2018.

ANNUAL GENERAL MEETING

The 2019 annual general meeting of the Company (the “2019 AGM”) will be held in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong on Wednesday, 22 May 2019 at 10:00 a.m.. The notice of the 2019 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.

from Thursday, 16 May 2019 to Wednesday, 22 May 2019 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2019 AGM. In order to be eligible to attend and vote at the 2019 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 15 May 2019; and

ii.

from Wednesday, 29 May 2019 to Friday, 31 May 2019 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2018 final dividend (the “2018 Final Dividend”). In order to qualify for the 2018 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 28 May 2019.

Subject to the approval by shareholders at the 2019 AGM, the 2018 Final Dividend will be paid on or about Wednesday, 26 June 2019 to those shareholders on the register of members on Friday, 31 May 2019 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2018 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2018 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 28 May 2019.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF 2018 ANNUAL RESULTS AND 2018 ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at
http://www.chinamobileltd.com. The 2018 Annual Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2018 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2018, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 3.1

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. YANG Jie

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. DONG Xin

(Executive Director, Vice President & Chief Financial Officer)

Independent Non-Executive Directors

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Dr. YANG Qiang

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Dr. YANG Qiang

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Stephen YIU Kin Wah

Hong Kong, 21 March 2019

Exhibit 4.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT

OF THE PROPOSED 2018 FINAL DIVIDEND

Reference is made to the 2018 annual results announcement of China Mobile Limited (the “Company”) published on 21 March 2019. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.391 per share (before withholding and payment of PRC enterprise income tax) for the financial year ended 31 December 2018 (the “2018 Final Dividend”) to the shareholders of the Company. The 2018 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Wednesday, 22 May 2019 (the “2019 AGM”). The notice of the 2019 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.

from Thursday, 16 May 2019 to Wednesday, 22 May 2019 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2019 AGM. In order to be eligible to attend and vote at the 2019 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 15 May 2019; and

ii.

from Wednesday, 29 May 2019 to Friday, 31 May 2019 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2018 Final Dividend. In order to qualify for the 2018 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 28 May 2019.

Subject to the approval by shareholders at the 2019 AGM, the 2018 Final Dividend will be paid on or about Wednesday, 26 June 2019 to those shareholders on the register of members on Friday, 31 May 2019 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2018 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2018 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2018 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 28 May 2019.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 21 March 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises

Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 5.1

CHINA MOBILE LIMITED

Audit Committee

Terms of Reference

Members

1.

The Audit Committee shall be appointed by the board of directors from amongst the independent non-executive directors and shall comprise not less than three members. The quorum for meetings of the Audit Committee shall be two members.

2.

One of the members of the Audit Committee should have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3.

A former partner of the Company’s auditing firm shall be prohibited from acting as a member of the Audit Committee for a period of two years from the date of his ceasing to be a partner of the firm or to have any financial interest in the firm, whichever is the later.

4.	The chairman of the Audit Committee shall be appointed by the board of directors.

Secretary

5.	The company secretary shall be the secretary of the Audit Committee.

Attendance

6.

The chief financial officer, the head of internal audit and a representative of the external auditors shall normally attend meetings. Other members of the board of directors may also attend meetings of the Audit Committee.

Frequency of meetings

7.

The Audit Committee shall meet at least twice a year. The Audit Committee shall meet at least twice a year with the external auditors and at least one such meeting shall be held without any executive directors being present. The external auditors may request a meeting should they consider necessary.

Authorities

8.

The Audit Committee is authorised by the board of directors to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

9.

The Audit Committee is authorised by the board of directors to seek outside legal or other independent professional advice at the Company’s expense. If the Audit Committee considers necessary, it may also secure the attendance of any person with relevant experience and expertise at any meeting.

Duties

10.	The duties of the Audit Committee are:

a.

to be primarily responsible for making recommendations to the board of directors on the appointment, reappointment and removal of the external auditors, to approve the remuneration and terms of engagement of the external auditors, and to deal with any questions of resignation or dismissal of such auditors;

b.

to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditors the nature and scope of the audit and reporting obligations before the audit commences. The Audit Committee should ensure co-ordination between auditing firms should more than one auditing firm be involved;

c.

to develop and implement policy on engaging external auditors to supply non-audit services. For this purpose, the Audit Committee should report to the board of directors, identifying and making recommendations on any matters where action or improvement is needed;

d.

to monitor integrity of financial statements of the Company and the Company’s annual report and accounts, interim report and, where applicable, quarterly reports, and to review significant financial reporting judgments contained in them. In reviewing these reports before submission to the board of directors, the Audit Committee should focus particularly on:

•	any changes in accounting policies and practices;

•	major accounting judgmental areas;

•	significant adjustments resulting from audit;

•	the going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with stock exchange rules and legal requirements.

In performing its duties set out in this paragraph, the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such annual report and accounts, interim report and, where applicable, quarterly reports, and should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors. In addition, the Audit Committee members should liaise with the Company’s board of directors and senior management.

e.	to oversee the Company’s financial reporting system, risk management and internal control systems

•	to review the Company’s financial control, risk management and internal control systems;

•

to discuss the risk management and internal control systems with management to ensure that the management has performed its duty to have effective systems. The discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	to consider major investigation findings on risk management and internal control matters as delegated by the board of directors or on its own initiative and management’s response to these findings;

•	to review the Company’s statement on internal control system (where such statement is included in the annual report) before submission to the board of directors;

•

to review the internal audit plan and ensure co-ordination between the internal and external auditors. The Audit Committee shall also ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Audit Committee shall also review and monitor the effectiveness of the internal audit function;

•

the head of internal audit is directly accountable to the Audit Committee and the board of directors. The Audit Committee shall review the internal audit report and report to the board of directors and make recommendations;

•	to review the group’s financial and accounting policies and practices;

•	to review the external auditors’ management letter, any material queries raised by the auditors to the management about accounting records, financial accounts or systems of control and management’s response;

•	to ensure that the board of directors will provide a timely response to the issues raised in the external auditors’ management letter;

•

to review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall carry out fair and independent investigation and appropriate follow-up action in relation to such matters;

•	to act as the key representative body for overseeing the Company’s relations with the external auditors; and

•

to establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company;

f.	to report regularly to the board of directors on the matters set out in these terms of reference, including its decisions and recommendations; and

g.	to consider other topics as defined by the board of directors.

Minutes of meetings

11.

Minutes of meetings of the Audit Committee shall be kept by the secretary of the meeting (the company secretary). Draft and final versions of the minutes shall be sent to all members of the Audit Committee for their comment and record within a reasonable time after the meeting.

Performance review

12.	The Audit Committee shall review its performance annually with reference to the authorities and duties set out herein.